Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

SPHERIX INCORPORATED

Under Section 242 of the Delaware General Corporation Law

Pursuant to the provisions of Section 242 of the Delaware General Corporation Law, the undersigned, being a duly authorized person of Spherix Incorporated, a corporation organized and existing under the Delaware General Corporation Law (the “Corporation”), does hereby certify and set forth as follows:

FIRST:    The name of the corporation is Spherix Incorporated. The Corporation was originally incorporated under the name Biospherics Incorporated.

SECOND: The date of the filing of the Corporation’s original Certificate of Incorporation with the Secretary of State of the State of Delaware was May 1, 1992. On April 24, 2014, the Corporation filed an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware ..

THIRD:    This Certificate of Amendment was duly adopted in accordance with the General Corporation Law of the State of Delaware by the Board of Directors and stockholders of the Corporation.  Following adoption of a resolution by the Corporation’s Board of Directors declaring its advisability and calling a special meeting of the stockholders entitled to vote in respect thereof, a meeting of the stockholders of the Corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.  This Certificate of Amendment was duly adopted at said special meeting of the stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH:  Effective as of 11:59 p.m., Eastern time, on March 3, 2016 (the “Effective Time”), Clause A. and Paragraphs numbered 1. and 2. thereunder of Article FOURTH of the Corporation’s Amended and Restated Certificate of Incorporation, is hereby amended in their entirety such that, as amended, Clause A. of Article FOURTH shall read in its entirety as follows:

“A. The total number of shares of stock of all classes that the Corporation shall have authority to issue is One Hundred Fifty Million (150,000,000) shares, consisting of One Hundred Million (100,000,000) shares of common stock, par value $0.0001 per share (the “Common Stock”), and Fifty Million (50,000,000) shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).”

FIFTH: Effective as of the Effective Time, each nineteen (19) shares of common stock, par value $0.0001 per share (the “Old Common Stock”), issued and outstanding immediately before the Effective Date, shall be and hereby is, reclassified as and changed into one (1) share of common stock, par value $0.0001 per share (the “New Common Stock”).  Each outstanding stock certificate which immediately before the Effective Date represented one or more shares of Old Common Stock shall thereafter, automatically and without the necessity of surrendering the same for exchange, represent the number of whole shares of New Common Stock determined by multiplying the number of shares of Old Common Stock represented by such certificate immediately prior to the Effective Date by one-nineteenth (1/19), and shares of Old Common Stock held in uncertificated form shall be treated in the same manner.  No fractional shares shall be issued in connection therewith. Stockholders who would otherwise be entitled to receive fractional share interests of Common Stock shall instead receive a cash payment equal to the fraction multiplied by the closing sales price of our Common Stock as of the date of the Effective Time.

IN WITNESS WHEREOF, Spherix Incorporated has caused this certificate to be signed by its Chief Executive Officer as of the 2nd day of March, 2016.

By:	/s/ Anthony Hayes
Name: Anthony Hayes
Title: Chief Executive Officer